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June 11, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.                              Direct Dial
Washington, D.C. 20549                              (212) 940-6608
                                                    E-Mail Address
                                                    dhlandau@rosenman.com

Re:  Central European Media Enterprises Ltd.
     (the "Registrant") Statement on Form 8-A,
     File Number 000-24796
     -----------------------------------------

Dear Sir/Madam:

On behalf of the Registrant, we respectfully request the withdrawal from registration of the Form 8-A relating to the Registrant's ___% Convertible Subordinated Notes due __________________, 2004, file number 000-24796, filed with your office on April 21, 1997.

If you have any questions or comments, please contact the undersigned at (212) 940-6608 or Susan Quill at (212) 940-7084.

Very truly yours,

David H. Landau

cc:  Sean Harrison, Esq. (via facsimile: (202) 942-9544)
     Susan Quill, Esq.